UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)
MACROCHEM CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
555903 30 1
(CUSIP Number)
Steven H. Rouhandeh
SCO Capital Partners LLC
1285 Avenue of the Americas, 35th Floor
New York, New York 10019
(212) 554-4158
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 18, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No.	555903 30 1	13D	Page	2	of	14 Pages

1	NAMES OF REPORTING PERSONS SCO Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,710,535

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,710,535

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,710,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	57.8%

14	TYPE OF REPORTING PERSON (see instructions)

	PN

CUSIP No.	555903 30 1	13D	Page	3	of	14 Pages

1	NAMES OF REPORTING PERSONS Beach Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		2,872,949

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,872,949

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,872,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.1%

14	TYPE OF REPORTING PERSON (see instructions)

	PN

CUSIP No.	555903 30 1	13D	Page	4	of	14 Pages

1	NAMES OF REPORTING PERSONS SCO Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON (see instructions)

	BD

CUSIP No.	555903 30 1	13D	Page	5	of	14 Pages

1	NAMES OF REPORTING PERSONS SCO Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON (see instructions)

	PN

CUSIP No.	555903 30 1	13D	Page	6	of	14 Pages

1	NAMES OF REPORTING PERSONS Steven H. Rouhandeh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		33,583,484

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		446,947

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,583,484

WITH	10	SHARED DISPOSITIVE POWER

		446,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,030,431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	62.8%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

CUSIP No. 555903 30 1	13D	Page 7 of 14 Pages
Item 1. Security and Issuer.
This Amendment No. 5 to Schedule 13D (“Amended Schedule 13D”) is being filed with respect to the common stock, par value $.01 per share (the “Common Stock”) of MacroChem Corporation, a Delaware corporation (“MacroChem” or the “Company”). The principal executive offices of the Company are located at 80 Broad Street, 22nd Floor, New York, New York 10004. The share amounts set forth in this Amended Schedule 13D reflect the 1 for 7 and 1 for 6 reverse splits of the Company’s Common Stock that were effected following certain of the transactions described herein.
This Amended Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).
Item 2. Identity and Background.
(a) This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh (“Mr. Rouhandeh”), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (“SCO”), (iii) Beach Capital, LLC, a limited liability company organized under the laws of the State of New York (“Beach”), (iv) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware (“SCO Securities”), and (v) SCO Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“SCO LP”). Mr. Rouhandeh, SCO, Beach, SCO Securities and SCO LP are collectively referred to herein as the “Reporting Persons.”
(b) The Reporting Persons’ business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.
(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO, managing member of Beach, managing member of the entity that serves as sole member of SCO Securities, and managing member of the entity that serves as general partner of SCO LP. The principal business of each of SCO, Beach and SCO LP is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware. Beach is a limited liability company organized under the laws of the State of New York. SCO LP is a limited partnership organized under the laws of the State of Delaware.
Item 3. Source and Amount of Funds or Other Consideration.
On December 23, 2005 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the “Private Placement”), MacroChem issued to SCO 200 shares of its Series C

CUSIP No. 555903 30 1	13D	Page 8 of 14 Pages
Cumulative Convertible Preferred Stock, liquidation preference $10,000 per share (“Series C Preferred Stock”) and warrants to purchase an aggregate of 1,904,761 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO. On October 10, 2007, the warrants described in this paragraph were adjusted in connection with the Third Private Placement (as defined below) pursuant to the anti-dilution provisions thereof into warrants to purchase an aggregate of 4,000,000 shares of Common Stock at an exercise price of $0.60 per share.
In addition, as consideration for services rendered as placement agent in the Private Placement, SCO Securities received a warrant to purchase 238,095 shares of Common Stock at an exercise price of $1.05 per share. Other than the exercise price, the terms of the warrant issued to SCO Securities are the same as the terms of the warrants issued to the other purchasers in the Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO Securities to the Company in connection with the issuance of these warrants. On December 28, 2005, SCO Securities assigned warrants to purchase 142,857 of the 238,095 shares to SCO and assigned warrants to purchase the remaining 95,238 shares to certain employees of SCO and entities affiliated with such employees. On October 10, 2007, the warrants assigned to SCO and described in this paragraph were adjusted in connection with the Third Private Placement (as defined below) pursuant to the anti-dilution provisions thereof into warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.60 per share.
On February 13, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the “Second Private Placement”), MacroChem issued to SCO 100 shares of its Series C Preferred Stock and warrants to purchase an aggregate of 952,381 shares of Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO to the Company of $1,000,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO. On October 10, 2007, the warrants described in this paragraph were adjusted in connection with the Third Private Placement (as defined below) pursuant to the anti-dilution provisions thereof into warrants to purchase an aggregate 2,000,000 shares of Common Stock at an exercise price of $0.60 per share.
In addition, SCO Securities allocated to SCO a warrant to purchase 328,856 shares of Common Stock at an exercise price of $1.05 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Second Private Placement. Other than the exercise price, the terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Second Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants. On October 10, 2007, the warrants described in this paragraph were adjusted in connection with the Third Private Placement (as defined below) pursuant to the anti-dilution provisions thereof into warrants to purchase an aggregate of 575,498 shares of Common Stock at an exercise price of $0.60 per share.
On February 13, 2006 upon closing of the Second Private Placement, MacroChem issued to Beach 50 shares of its Series C Preferred Stock and warrants to purchase an aggregate of 476,191 shares of

CUSIP No. 555903 30 1	13D	Page 9 of 14 Pages
Common Stock at an exercise price of $1.26 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by Beach to the Company of $500,000. The warrants expire six years from the date of issuance. The issuance of these shares of preferred stock and warrants were exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of Beach. On October 10, 2007, the warrants described in this paragraph were adjusted in connection with the Third Private Placement (as defined below) pursuant to the anti-dilution provisions thereof into warrants to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $0.60 per share.
On March 5, 2007, upon closing of a private resale transaction, SCO LP purchased 9 shares of MacroChem Series C Preferred Stock from Hudson Square Capital, LLC (“Hudson”) for consideration paid in cash by SCO LP to Hudson of $35,000 (the “Securities Purchase”). The Securities Purchase was exempt from registration under Regulation D promulgated under the Securities Act or Sections 4(1) and 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO LP.
On October 10, 2007, upon the closing of a third private placement financing (the “Third Private Placement”), MacroChem issued to SCO LP 833,333 shares of its Common Stock and warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.60 per share, subject to certain anti-dilution adjustments, for aggregate consideration paid in cash by SCO LP to the Company of $500,000. The warrants expire five years from the date of issuance. The issuance of these shares of Common Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO LP.
On October 10, 2007, upon the closing of the Third Private Placement, SCO, SCO LP and Beach each converted (the “Conversion”) all shares of Series C Preferred Stock held by them plus accumulated and unpaid dividends thereon at an adjusted conversion value of $0.60 per share of Common Stock. Accordingly, upon such conversion, MacroChem issued 5,013,699 shares of Common Stock to SCO, 150,410 shares of Common Stock to SCO LP and 835,617 shares of Common Stock to Beach. No cash consideration was paid in connection with such Conversion.
From the date of acquisition of the Series C Preferred Stock until the Conversion (excluding shares of Common Stock issued in connection with accumulated and unpaid dividends and received upon the Conversion), SCO has received an aggregate of 877,606 shares of Common Stock, SCO LP has received an aggregate of 10,198 shares of Common Stock and Beach has received an aggregate of 143,461 shares of Common Stock, in each case, as dividends paid by MacroChem on the Series C Preferred Stock.
On April 18, 2008 (the “Merger Date”), pursuant to an Agreement and Plan of Merger dated as of April 18, 2008 (the “Merger Agreement”), by and among Virium Holdings, Inc., a Delaware corporation (“Virium Holdings”), Virium Pharmaceuticals, Inc., a New York corporation and a direct wholly-owned subsidiary of Holdings (“Virium”), MacroChem, and VRM Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Virium Pharmaceuticals, Inc., a New York corporation (“Virium” and such merger, the “Merger”). Upon consummation of the Merger and as partial consideration for the Merger transaction, MacroChem assumed the obligations of Virium under certain convertible promissory notes and warrants originally issued by Virium. Among such convertible promissory notes and warrants were the following that were purchased by the Reporting Persons specified below in a private placement by Virium on December 12, 2007: (1) a Convertible Promissory Note, $175,000 principal amount, convertible as of the Merger Date into 195,530 shares of Common Stock and a warrant representing the right to purchase up to 78,214 shares of Common Stock, in each case, held by SCO LP and (2) a Convertible Promissory Note,

CUSIP No. 555903 30 1	13D	Page 10 of 14 Pages
$50,000 principal amount, convertible as of the merger Date into 55,865 shares of Common Stock and a warrant representing the right to purchase up to 22,346 shares of Common Stock held by SCO. Such Convertible Promissory Notes, as of the Merger Date, were convertible into Common Stock at a price of $0.895 per share, but have been subsequently amended in connection with an extension to the term thereof as described more fully below. Such warrants expire five years from the date of issuance and are exercisable at a price of $1.119 per share of Common Stock. The original issuance by Virium of these Convertible Promissory Notes (the “Virium Notes”) and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities (as originally purchased from Virium) was internal capital of SCO LP and SCO.
On June 12, 2008, each of the Virium Notes was amended, among other things, to extend its due date. As partial consideration for such extension, the conversion provisions of the Virium Notes were amended to provide that the principal and unpaid interest thereon are convertible at the holder’s option into the securities issued in MacroChem’s next equity financing at a conversion price equal to 50% of the purchase price paid by the investors in such equity financing. Accordingly, it is no longer possible to calculate an exact conversion price or number of shares of MacroChem into which the Virium Notes held by SCO LP and SCO are convertible until the consummation of MacroChem’s next equity financing. As additional consideration for such amendments to and extension of the Virium Notes, MacroChem issued to SCO LP additional warrants to purchase up to 87,500 shares of Common Stock and to SCO additional warrants to purchase up to 25,000 shares of Common Stock. These warrants have a term of 5 years and an exercise price of $0.01 per share. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.
In addition, SCO, the Steven H. Rouhandeh Family Trust, of which Mr. Rouhandeh is a trustee (the “SHR Family Trust”) and Beach were previously shareholders of Virium Holdings. As partial consideration for the Merger, on April 14, 2008, MacroChem issued shares of Common Stock to Virium Holdings (the “Virium Merger Shares”). On April 28, 2008, Virium Holdings filed a Certificate of Dissolution with the Secretary of State of the State of Delaware and adopted a Plan of Distribution pursuant to which the Virium Merger Shares were to be distributed pro-rata to the shareholders of Virium Holdings. On July 16, 2008, Virium Holdings effected such distribution to SCO, the SHR Family Trust and Beach by transferring from such Virium Merger Shares 16,536,731 shares to SCO, 446,947 shares to the SHR Family Trust and 893,871 shares to Beach. The transfer of these shares was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.
On December 18, 2008, in a private resale transaction SCO LP transferred to SCO the following securities for an aggregate of $717,656.55 paid in cash by SCO: 1) the 833,333 shares of Common Stock and warrants to purchase an aggregate of 250,000 shares of Common Stock originally acquired by SCO LP in the Third Private Placement, 2) the 150,410 shares of Common Stock originally acquired by SCO LP upon effectiveness of the Conversion, 3) the 10,198 shares of Common Stock acquired by SCO LP as payment of dividends on the Series C Preferred Stock, 4) the $175,000 principal amount Virium Note originally issued to SCO LP, the warrant to purchase up to 78,214 shares of Common Stock issued in connection with such Virium Note and the warrant to purchase up to 87,500 shares of Common Stock issued as partial consideration for the extension of the Virium Note. The source of funds for the purchased securities was internal capital of SCO. The transfer of these securities was exempt from registration under Regulation D promulgated under the Securities Act or Sections 4(1) and (2) of the Securities Act.

CUSIP No. 555903 30 1	13D	Page 11 of 14 Pages
Item 4. Purpose of Transaction.
Each of the Reporting Persons purchased or otherwise acquired their MacroChem securities for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.
Pursuant to the Preferred Stock and Warrant Purchase Agreement, dated December 23, 2005, among the Company and each of the other parties described therein (the “Purchase Agreement”), on December 30, 2005, the Company effected a 1 for 7 reverse stock split of its Common Stock as approved by the Company’s stockholders at the 2005 Annual Meeting of Stockholders on June 14, 2005. As a result of the 1 for 7 reverse stock split, each seven shares of outstanding Common Stock were exchanged for 1 new share of the Company’s common stock. Also pursuant to the Purchase Agreement, on February 9, 2006, the Company effected an additional 1 for 6 reverse split of its common stock as approved by written consents submitted by the purchasers in the Private Placement. As a result of the 1 for 6 reverse stock split, each six shares of outstanding Common Stock were exchanged for 1 new share of the Company’s common stock. All of the share numbers, conversion values and warrant exercise prices reported in this Amended Schedule 13D reflect the effectiveness of both of these reverse stock splits.
Effective immediately upon the Conversion and continuing for as long as SCO and its affiliates hold at least 20% of the aggregate number of shares of Common Stock issued to SCO and its affiliates upon the Conversion, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Seller (the “SCO Director Designees”), (b) the Company shall use its best efforts to cause the number of directors to be fixed at seven, two of which shall be the SCO Director Designees (the “SCO Board Seats”), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Seller at each meeting of the Seller’s shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee.
Except as otherwise set forth herein, SCO wishes to continue the Company’s previously-existing business plan and scientific programs and intends to enhance these programs through potential in-licensing of additional complementary technologies, although there are no definitive plans to do so at this point.
On July 10, 2008, MacroChem entered into an Agreement and Plan of Merger (the “Access Merger Agreement”) with Access Pharmaceuticals, Inc., a Delaware corporation (“Access”), MACM Acquisition Corporation (“MACM Merger Sub”), a wholly owned subsidiary of Access and a Delaware corporation, pursuant to which MACM Merger Sub will, subject to certain conditions, merge with and into MacroChem, with MacroChem continuing as the surviving corporation and becoming a wholly owned subsidiary of Access (the “Access Merger”). Certain of the Reporting Persons beneficially own a majority in interest of the shares of Access. In addition, the Reporting Persons currently intend to vote their shares of Access and MacroChem in favor of the Access Merger to the extent that any such vote is required.
Other than as set forth in the preceding paragraphs of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or

CUSIP No. 555903 30 1	13D	Page 12 of 14 Pages
proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) As of the date hereof, (i) SCO owns 23,421,977 shares of Common Stock, warrants to purchase an aggregate of 7,288,558 shares of Common Stock and $225,000 principal amount of Virium Notes, (ii) Beach owns 1,872,949 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Common Stock, (iii) SCO LP owns no shares of Common Stock, no warrants to purchase Common Stock and no Virium Notes, (iv) SHR Family Trust owns 446,947 shares of Common Stock and (v) SCO Securities owns no Common Stock or warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 62.8% of the outstanding Common Stock of MacroChem as of November 19, 2008 (pursuant to MacroChem’s Quarterly Report on Form 10-Q filed on November 19, 2008, 45,872,883 shares of Common Stock were issued and outstanding as of such date). In his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, Mr. Rouhandeh may be deemed beneficially to own the 25,294,926 shares of Common Stock and warrants to purchase 8,288,558 shares of Common Stock owned directly by SCO and Beach. Each of SCO and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 2.4 of the warrants issued in the Private Placement, the Second Private Placement and the Third Private Placement (as applicable). As more fully described under Item 3 above, the Virium Notes are convertible into MacroChem’s next equity financing at a price and into such number of shares as can not be determined until the consummation of such financing.
(b) As a trustee of the SHR Family Trust, Mr. Rouhandeh has shared power with his brother and spouse to direct the vote and disposition of the 446,947 shares of Common Stock held by the SHR Family Trust. Mr. Rouhandeh, in his capacity as Chairman and managing member of SCO, in his capacity as managing member of Beach, and in his capacity as managing member of the entity that serves as general partner of SCO LP, has the sole power to direct the vote and disposition of the 25,294,926 shares of Common Stock directly owned by SCO and Beach and, upon exercise of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 8,288,558 shares of Common Stock underlying warrants owned by SCO and Beach.
(c) Reference is made to the Reporting Persons’ responses to Items 3 and 4.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Reference is made to the Reporting Persons’ responses to Items 3, 4 and 7.

CUSIP No. 555903 30 1	13D	Page 13 of 14 Pages
Item 7. Material to be Filed as Exhibits.

Exhibit A -	Preferred Stock and Warrant Purchase Agreement dated December 23, 2005 (1)

Exhibit B -	Certificate of Designations, Rights and Preferences of the Series C Cumulative Convertible Preferred Stock (1)

Exhibit C -	Form of Common Stock Purchase Warrant (1)

Exhibit D -	Investor Rights Agreement dated December 23, 2006 (1)

Exhibit E -	Amended and Restated Preferred Stock and Warrant Purchase Agreement dated February 13, 2006 (2)

Exhibit F -	Form of Common Stock Purchase Warrant (2)

Exhibit G -	Amended and Restated Investor Rights Agreement dated February 13, 2006 (2)

Exhibit H -	Securities Purchase Agreement dated March 5, 2007 (3)

Exhibit I -	Securities Purchase Agreement dated October 10, 2007 (4)

Exhibit J -	Form of Common Stock Purchase Warrant (5)

Exhibit K -	Registration Rights Agreement dated October 10, 2007 (5)

Exhibit L -	Director Designation Agreement dated October 1, 2007 (5)

Exhibit M -	Form of Convertible Promissory Note dated as of December 12, 2007 issued by Virium Pharmaceuticals Inc. and assumed by MacroChem Corporation (6)

Exhibit N -	Form of Common Stock Purchase Warrant of Virium Pharmaceuticals Inc. dated as of December 12, 2007 and assumed by MacroChem Corporation (6)

Exhibit O -	Form of Amendment to Convertible Promissory Note Due June 12, 2008 and Extension Agreement (7)

Exhibit P-	Form of Common Stock Purchase Warrant issued in connection with the Amendment to Convertible Promissory Note Due June 12, 2008 and Extension Agreement (7)

(1)	Incorporated by reference to Exhibits 4.1, 10.1, 10.2 and 10.3 to the 8-K of MacroChem Corporation filed December 27, 2005.

(2)	Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 to the 8-K of MacroChem Corporation filed February 16, 2006.

(3)	Incorporated by reference to Exhibit H to the Schedule 13D/A filed by the Reporting Persons on April 23, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the 8-K/A of MacroChem Corporation filed October 15, 2007.

(5)	Incorporated by reference to Exhibits 10.2, 10.3 and 10.4 to the 8-K of MacroChem Corporation filed October 10, 2007.

(6)	Incorporated by reference to Exhibits 10.7 and 10.8 to the 8-K of MacroChem Corporation filed April 24, 2008.

(7)	Incorporated by reference to Exhibits 99.3 and 99.4 to the 8-K of MacroChem Corporation filed June 24, 2008.

CUSIP No. 555903 30 1	13D	Page 14 of 14 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2008

SCO CAPITAL PARTNERS LLC

By:	/s/ Steven H. Rouhandeh

Name:	Steven H. Rouhandeh
Title:	Chairman

SCO SECURITIES LLC

By:	/s/ Jeffrey B. Davis

Name:	Jeffrey B. Davis
Title:	President

BEACH CAPITAL, LLC

By:	/s/ Steven H. Rouhandeh

Name:	Steven H. Rouhandeh
Title:	Managing Member

SCO CAPITAL PARTNERS, L.P. By: SCO Capital Investors LLC

By:	/s/ Steven H. Rouhandeh

Name:	Steven H. Rouhandeh
Title:	Managing Member

/s/ Steven H. Rouhandeh

Steven H. Rouhandeh